

Mail Stop 4561

December 10, 2015

Daniel R. Murphy
Chief Financial Officer
LivePerson, Inc.
475 Tenth Avenue, 5th Floor
New York, NY 10018

> **Re: LivePerson, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 9, 2015**
> **File No. 000-30141**

Dear Mr. Murphy:

We have reviewed your December 2, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2015 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 36

1.   We note that during your third quarter 2015 earnings call, management provides an update regarding your expectation of 2015 revenue contribution from Contact At Once! ("CAO!"), which suggests you separately monitor revenue attributable to CAO! operations. Please tell us what consideration was given to disclosing the amount of revenue attributable to CAO! operations, as well as a related discussion regarding CAO! revenue variances. We refer you to Item 303(b) of Regulation S-K and Section III.E of SEC Release 33-6835.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services